VEON files Form 20-F for financial year 2020 Amsterdam, 15 March 2021 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces that it has filed its Annual Report on Form 20-F for the year ended 31 December 2020 (the "Form 20-F") with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the Investor Relations section of the company’s website www.veon.com. Shareholders may request a hard copy of the Form 20-F, including VEON’s complete audited financial statements for the year ended 31 December 2020, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit www.veon.com VEON CONTACTS Investor Relations Nik Kershaw ir@veon.com